UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: March 4, 2022

Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legend Biotech USA Inc. and Janssen Pharmaceuticals, Inc. Enter Into Interim Product Supply Agreement

In connection with the Collaboration and License Agreement dated as of December 21, 2017 between Legend Biotech USA Inc. (“Legend Biotech”) and Janssen Biotech, Inc., Legend Biotech and Janssen Pharmaceuticals, Inc. (“Janssen”) have entered into the Interim Product Supply Agreement dated as of February 28, 2022 (the “IPSA”), pursuant to which Legend Biotech will supply ciltacabtagene autoleucel (cilta-cel) to Janssen for clinical and commercial use worldwide (excluding Greater China).  Under the IPSA, Janssen pays Legend Biotech a transfer price for supplied product based on the total costs necessary to produce and supply such product.  Ultimately, however, the cost for commercial supply and clinical supply of product are shared equally by Legend Biotech and Janssen as “Allowable Expenses” and “Development Costs,” respectively, under the Collaboration and License Agreement.  The IPSA will remain in effect until the earlier of (1) the 45th day after marketing authorization for cilta-cel is granted by the European Medicines Agency and (2) the date determined by the joint manufacturing committee, or JMC, that has been established under the Collaboration and License Agreement.  The IPSA will also terminate if the Collaboration and License Agreement expires or is terminated.  We expect to enter into a Product Supply Agreement with Janssen that will replace the IPSA.

This Form 6-K (other than Exhibit 99.1 hereto) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-257625 and 333-257609) and Form S-8 (File No. 333-239478).

Cautionary Note Regarding Forward-Looking Statements

Statements in this report on Form 6-K about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives and statements relating to CARVYKTI™, including Legend Biotech’s expectations for CARVYKTI™, Legend Biotech’s manufacturing and commercialization expectations for CARVYKTI™ and the potential effect of treatment with CARVYKTI™, submissions for cilta-cel to the European Medicines Agency (EMA) and the Chinese Center for Drug Evaluation of National Medical Products Administration (CDE), and the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development, manufacturing and commercialization of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the US litigation process; competition in general; government, industry, and general public pricing and other political pressures; the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation; as well as the other factors discussed in the “Risk Factors” section of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2021. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this presentation as anticipated, believed, estimated or expected. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION (Registrant)

March 4, 2022	By:	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer and Chief Financial Officer